UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

MTS MEDICATION TECHNOLOGIES, INC.

(Name of the Issuer)

MTS MEDICATION TECHNOLOGIES, INC.

MEDPAK HOLDINGS, INC.

MEDPAK MERGER SUB, INC.

EXCELLERE PARTNERS, LLC

EXCELLERE CAPITAL FUND, L.P.

TODD E. SIEGEL

MICHAEL P. CONROY

MICHAEL D. STEVENSON

PETER A. WILLIAMS

RON ROSENBAUM

JADE PARTNERS

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

553773102

(CUSIP Number of Class of Securities)

MedPak Holdings, Inc. MedPak Merger Sub, Inc. Excellere Partners, LLC Excellere Capital Fund, L.P. c/o Excellere Partners, LLC 100 Fillmore Place, Suite 300 Denver, Colorado 80206 (303) 765-2400	Todd E. Siegel Jade Partners MTS Medication Technologies, Inc. c/o MTS Medication Technologies, Inc. 2003 Gandy Boulevard North St. Petersburg, Florida 33702 (727) 576-6311	Michael P. Conroy Michael D. Stevenson Peter A. Williams Ron Rosenbaum c/o MTS Medication Technologies, Inc. 2003 Gandy Boulevard North St. Petersburg, Florida 33702 (727) 576-6311

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

George A. Hagerty, Esq.	Robert J. Grammig, Esq.	Darrell C. Smith, Esq.
Hogan & Hartson LLP	Holland & Knight, LLP	Shumaker, Loop & Kendrick, LLP
One Tabor Center, Suite 1500	100 North Tampa Street	101 E. Kennedy Boulevard
1200 Seventeenth Street	Suite 4100	Suite 2800
Denver, Colorado 80202	Tampa Florida 33602-3644	Tampa, Florida 33602
(303) 899-7300	(813) 227-8500	(813) 229-7600

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$38,855,634	$2,168

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) 6,555,465 shares of common stock (including restricted stock obligations) that are proposed to be acquired in the merger and (II) the merger consideration of $5.75 in cash per share of common stock, plus (y) $1,161,710 expected to be paid to holders of options to purchase common stock with an exercise price of less than $5.75 per share in exchange for cancellation of such options, ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .00005580.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,168

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Persons: MTS Medication Technologies, Inc.

Date Filed: September 9, 2009

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) MTS Medication Technologies, Inc., a Delaware corporation (“MTS” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (2) MedPak Holdings, Inc. (“Parent”), a Delaware corporation, (3) MedPak Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Parent, (4) Excellere Partners, LLC, a Delaware limited liability company (“Excellere Partners”), (5) Excellere Capital Fund, L.P., a Delaware limited partnership (“Excellere Capital Fund”), (6) Todd E. Siegel, Chairman of the Board, President and Chief Executive Officer of MTS, (7) Michael P. Conroy, Chief Financial Officer, Vice President and Corporate Secretary of MTS, (8) Michael D. Stevenson, Chief Operating Officer of MTS, (9) Peter A. Williams, Managing Director of MTS Medication Technologies, Ltd., (10) Ron Rosenbaum, Vice President of Technology of MTS and (11) Jade Partners, a Florida general partnership (each a “Filing Person” and collectively the “Filing Persons”). The Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on September 9, 2009, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 filed by the Filing Persons on October 7, 2009, October 29, 2009, and November 5, 2009, respectively, is hereby amended and supplemented as set forth below.

On August 7, 2009, MTS, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into MTS with MTS continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the Merger Agreement. The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock as of the close of business on the record date and entitled to vote at the special meeting.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Persons, and no other Filing Persons, including the Company, take responsibility for the accuracy of any information not supplied by such Filing Persons.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Persons or by any affiliate of a Filing Persons, that the Company is “controlled” by any other Filing Persons, or that any other Filing Persons is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger Agreement”

“IDENTITY AND BACKGROUND OF FILING PERSONS”

(b)-(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE OF OUR COMMON STOCK”

“DIVIDEND POLICY”

(e) Not applicable.

(f) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) MTS is both a Filing Person and the Subject Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger Agreement”

“IDENTITY AND BACKGROUND OF FILING PERSONS”

ANNEX D— Information Relating to Jade Partners, Ron Rosenbaum, MedPak Holdings, Inc., MedPak Merger Sub, Inc., Excellere Partners, LLC and Excellere Capital Fund, L.P.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the MTS Management Affiliates”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Excellere”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Accounting Treatment of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Appraisal Rights”

“APPRAISAL RIGHTS”

ANNEX C—Section 262 of the Delaware General Corporation Law

(e) The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” is incorporated herein by reference. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger among MTS, Parent and Merger Sub

(c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT”

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Excellere”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT—Treatment of Common Stock, Stock Options and Restricted Stock”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

ANNEX A—Agreement and Plan of Merger among MTS, Parent and Merger Sub

(c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for MTS After the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger among MTS, Parent and Merger Sub

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the MTS Management Affiliates”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Excellere”

“SPECIAL FACTORS—Position of the MTS Management Affiliates Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Plans for MTS After the Merger”

“SPECIAL FACTORS—Conduct of MTS’s Business if the Merger is Not Completed”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for MTS After the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS”

ANNEX A—Agreement and Plan of Merger among MTS, Parent and Merger Sub

ANNEX C—Section 262 of the Delaware General Corporation Law

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the MTS Management Affiliates”

“SPECIAL FACTORS—Position of the MTS Management Affiliates Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

(c) The transaction does not require the approval of at least a majority of unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d) A special committee of the Company’s board of directors, comprised of three directors who are not employees of the Company, was established to act solely on behalf of the unaffiliated stockholders of the Company for purposes of negotiating the terms of the transaction. The special committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company, but did retain unaffiliated advisors to assist it in its representation of the unaffiliated stockholders of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

(f) None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of JMP Securities LLC”

ANNEX B—Opinion of JMP Securities LLC

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of MTS during its regular business hours by any interested holder of MTS common stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“THE MERGER AGREEMENT—Financing”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of MTS’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Expenses”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger among MTS, Parent and Merger Sub

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the MTS Management Affiliates”

“SPECIAL FACTORS—Position of the MTS Management Affiliates Regarding the Fairness of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX E—Annual Report on Form 10-K for the Year Ended March 31, 2009

ANNEX F—Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2009

(b) Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fees and Expenses”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.	Additional Information

Regulation M-A Item 1011

(b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 17, 2009.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(b)(1) Commitment Letter, dated as of August 7, 2009, by and among Siemens Financial Services, Inc. and Excellere Capital Management, LLC. *

(b)(2) Commitment Letter, dated as of August 7, 2009, by and between U.S. Bank National Association and Excellere Capital Management, LLC. *

(b)(3) Term Sheet for Senior Secured Credit Facilities, dated August 7, 2009.**

(c)(1) Opinion of JMP Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Presentation materials, dated August 7, 2009, prepared by JMP Securities LLC, for the Special Committee of the Board of Directors of MTS Medication Technologies, Inc. *

(c)(3) Presentation materials, dated August 2009, prepared by Raymond James & Associates, Inc., for the Board of Directors of MTS Medication Technologies, Inc. *

(c)(4) Presentation materials, dated June 2009, prepared by Raymond James & Associates, Inc., for the Board of Directors of MTS Medication Technologies, Inc. *

(d)(1) Agreement and Plan of Merger, dated as of August 7, 2009, by and among MTS Medication Technologies, Inc., MedPak Holdings, Inc. and MedPak Merger Sub, Inc., attached as Annex A to the Proxy Statement.***

(d)(2) Voting Agreement, dated as of August 7, 2009, by and among MedPak Holdings, Inc., Todd E. Siegel, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams, and Ron Rosenbaum.***

(d)(3) Contribution and Rollover Agreement, dated as of August 7, 2009, by and among MedPak Holdings, Inc., Jade Partners, Michael D. Stevenson, Peter A. Williams, and Ron Rosenbaum.***

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

*	Filed as an Exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on September 9, 2009.
**	Filed as an Exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on October 7, 2009.
***	Incorporated by reference to the statement on Schedule 13D/A, dated August 7, 2009, and filed by the Filing Persons with the Securities and Exchange Commission on August 17, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009

/s/ Michael D. Stevenson
Michael D. Stevenson

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009	MTS MEDICATION TECHNOLOGIES, INC.

	By:	/s/ Todd E. Siegel
Name: Todd E. Siegel Title: Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009	JADE PARTNERS

	By:	/s/ Todd E. Siegel
Name: Todd E. Siegel Title: Managing Partner

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009

/s/ Todd E. Siegel
Todd E. Siegel

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009

/s/ Michael P. Conroy
Michael P. Conroy

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009

/s/ Peter A. Williams
Peter A. Williams

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009

/s/ Ron Rosenbaum
Ron Rosenbaum

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009	MEDPAK HOLDINGS, INC.

	By:	/s/ Robert A. Martin
Name: Robert A. Martin Title: Chairperson and President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009	MEDPAK MERGER SUB, INC.

	By:	/s/ Robert A. Martin
Name: Robert A. Martin Title: Chairperson and President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009	EXCELLERE PARTNERS, LLC

	By:	/s/ Robert A. Martin
Name: Robert A. Martin Title: Managing Member

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 17, 2009	EXCELLERE CAPITAL FUND, L.P. By: EXCELLERE PARTNERS, LLC Its: General Partner

	By:	/s/ Robert A. Martin
Name: Robert A. Martin Title: Managing Member

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 17, 2009.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(b)(1) Commitment Letter, dated as of August 7, 2009, by and among Siemens Financial Services, Inc. and Excellere Capital Management, LLC. *

(b)(2) Commitment Letter, dated as of August 7, 2009, by and between U.S. Bank National Association and Excellere Capital Management, LLC. *

(b)(3) Term Sheet for Senior Secured Credit Facilities, dated August 7, 2009.**

(c)(1) Opinion of JMP Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Presentation materials, dated August 7, 2009, prepared by JMP Securities LLC, for the Special Committee of the Board of Directors of MTS Medication Technologies, Inc. *

(c)(3) Presentation materials, dated August 2009, prepared by Raymond James & Associates, Inc., for the Board of Directors of MTS Medication Technologies, Inc. *

(c)(4) Presentation materials, dated June 2009, prepared by Raymond James & Associates, Inc., for the Board of Directors of MTS Medication Technologies, Inc. *

(d)(1) Agreement and Plan of Merger, dated as of August 7, 2009, by and among MTS Medication Technologies, Inc., MedPak Holdings, Inc. and MedPak Merger Sub, Inc., attached as Annex A to the Proxy Statement.***

(d)(2) Voting Agreement, dated as of August 7, 2009, by and among MedPak Holdings, Inc., Todd E. Siegel, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams, and Ron Rosenbaum.***

(d)(3) Contribution and Rollover Agreement, dated as of August 7, 2009, by and among MedPak Holdings, Inc., Jade Partners, Michael D. Stevenson, Peter A. Williams, and Ron Rosenbaum.***

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

*	Filed as an Exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on September 9, 2009.
**	Filed as an Exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on October 7, 2009.
***	Incorporated by reference to the statement on Schedule 13D/A, dated August 7, 2009, and filed by the Filing Persons with the Securities and Exchange Commission on August 17, 2009.